Exhibit 99.(II)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON NOVEMBER 18, 2002

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of BANCO LATINOAMERICANO DE EXPORTACIONES, S.A., a Panamanian corporation (hereinafter called the "Corporation"), as of the record date set forth below, that a Special Meeting of Stockholders (such meeting, including any adjournments thereof, hereinafter referred to as the "Special Meeting") of the Corporation will be held at the offices of the Corporation located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), on Monday, November 18, 2002, for the following purposes:

      (1) to approve a proposed amendment of the first paragraph Article 4 of the Articles of Incorporation of the Corporation which would increase the authorized capital of the Corporation from 75,000,000 to 185,000,000 shares for the purpose of permitting the Corporation to raise needed additional equity capital, initially through a rights offering to the Corporation's common stockholders (the "Proposal"); and

      (2) to transact such other business as may properly come before the Special Meeting.

      For the Proposal to be approved, the amendment to the first paragraph of
Article 4 of the Articles of Incorporation must be authorized by: (i) the holders of at least one half (1/2) plus one of all the issued and outstanding shares of common stock present or represented, as the case may be, at the Special Meeting; and (ii) the holders of at least three fourths (3/4) of all the Class A Shares issued and outstanding. The aforementioned voting requirements for approval of the Proposal are in accordance with Panamanian law and the terms of the Articles of Incorporation.

      The Board of Directors of the Corporation (the "Board") has fixed the close of business on October 15, 2002 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. The presence, in person or by proxy, of at least one half (1/2) of the total issued and outstanding shares of all classes of the Corporation's common stock, plus one additional share of the Corporation's common stock, is necessary to constitute a quorum at the Special Meeting. If a quorum is not present at the November 18, 2002 meeting to be held at the offices of the Corporation located at Calle 50 and Aquilino de La Guardia, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), then a second meeting will be held at 10:00 a.m. (Panamanian time) on Tuesday, November 19, 2002, at the same location, with the stockholders present (in person or by proxy) at such second meeting. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting.


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      You are cordially invited to attend the Special Meeting. Stockholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Special Meeting in person. If stockholders attend the Special Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards. The enclosed proxy card is being solicited by the Board. The Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

                                By Order of the Board of Directors

                                /s/ Ricardo M. Arango
                                ---------------------

                                Ricardo M. Arango, Secretary


October 18, 2002

IT IS IMPORTANT THAT ALL STOCKHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE SPECIAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY DESIRE.


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